SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020

TRINITY BIOTECH PLC
(Name of Registrant)

IDA Business Park
Bray, Co. Wicklow
Ireland

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

TRINITY BIOTECH PLC

Timing of Filing of Annual Report on Form 20-F for the Year Ended December 31, 2019

Trinity Biotech Plc (the “Company”) (Nasdaq: TRIB) is furnishing this current report on Form 6-K to indicate its reliance on the order issued by the Securities and Exchange Commission (“SEC”) on March 25, 2020 providing conditional relief to public companies that are unable to meet a filing deadline as a result of the novel coronavirus (“COVID-19”) outbreak (Release No. 34-88465) (the “Order”) in connection with an extension of 45 days to file its annual report on Form 20-F for the year ended December 31, 2019 (the “Annual Report”) due to circumstances related to COVID-19.

The Company is headquartered in Bray, Ireland, which has been seriously impacted by the COVID-19 epidemic. The severity of the current COVID-19 pandemic resulted in lock-downs, travel restrictions and quarantines imposed by the Irish government. The Company closed its corporate head office in April 2020 and requested that employees work remotely. Our offices in USA and Brazil have been similarly affected. Restrictions on access to the Company’s facilities and quarantines have impeded the Company’s finance team from completing the financial statements and related materials necessary for audit. These, in turn, have hampered the Company’s ability to file the Annual Report by the original filing deadline of April 30, 2020. The Company expects to file the Annual Report with the SEC no later than June 14, 2020 (45 days after the original due date).

Risk Factor Related to COVID-19

In light of the COVID-19 pandemic, the Company will be including the following risk factor in its Annual Report:

The COVID-19 outbreak could significantly disrupt our operations and adversely affect our results of operations.

In December 2019, COVID-19 began to impact the population of Wuhan, China, a disease caused by a novel and highly contagious form of coronavirus. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The severity of the outbreak resulted in travel restrictions, quarantine and social distancing measures imposed by governments in virtually all of the countries in which we market our products. The COVID-19 outbreak made it difficult to carry out our marketing activities to promote our products to potential customers and gave rise to sudden significant changes in regional and global economic conditions that could interfere with purchases of products or services. We currently are unable to predict the duration and severity of the spread of the COVID-19, and responses thereto, and the impact on our business, results of operations, financial condition, cash flows and liquidity, as these depend on rapidly evolving developments, which are highly uncertain and will be a function of factors beyond our control, such as the continued spread or recurrence of contagion, the implementation of effective preventative and containment measures, the development of effective medical solutions, financial and other market reactions to the foregoing, and reactions and responses of communities and societies.

Any similar future outbreak of a contagious disease, other adverse public health developments around the world, or the measures taken by the governments around the world in response to a future outbreak of a contagious disease may restrict economic activities in affected regions, resulting in reduced business volume, temporary closure of our facilities and offices or otherwise disrupt our business operations and adversely affect our results of operations.

Cautionary Statement Regarding Forward-Looking Statements

This report contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “hope,” “going forward,” “intend, ” “ought to, ” “plan, ” “project,” “potential,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should,” “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about the Company's beliefs and expectations are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this press release is as of the date of this press release and is based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC (Registrant)

By:	/s/ Kevin Tansley
Kevin Tansley
Chief Financial Officer

Date:  April 24, 2020